Exhibit 99.1

Inspira™ Introduces Advanced Features for INSPIRA™ ART100, Further Amplifying User and System Support

Ra’anana, Israel – January 27, 2025 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”), a leader in innovative medical technology, has announced the addition of new support features to the INSPIRA™ ART100, a system cleared by the U.S. Food and Drug Administration. These enhancements are designed to assist medical team procedures to reduce staff overhead and improve efficiency, further solidifying Inspira’s position at the forefront of extracorporeal life support technology.

The new features provide valuable resources for clinical teams using the system within its intent of use. For example, the system is designed to integrate a given hospital’s established procedures and safety practices and includes system-activated alarm troubleshooting uniquely designed to provide valuable direction when time is of the essence and user anxiety is running high. The system also provides a prominent screen with advanced software that displays information in an accessible and visible manner during complicated and challenging care situations – for example when the patient is isolated or in-transit.

These new features are intended to further support staff using the INSPIRA ART100’s existing advanced and cutting-edge software already designed to navigate the staff through a step-by-step setup process, demonstrating another example of Inspira’s dedication through innovation to assist medical teams to manage complex medical procedures more effectively.

“Our goal is to develop systems that support medical professionals in their work to treat patients and save lives”, said Dagi Ben-Noon, Chief Executive Officer of Inspira. “These additions reflect our commitment to being pioneers in the life support sector.”

The INSPIRA ART100 system utilizes a technique that adds oxygen to the blood and removes carbon dioxide, with the enriched blood being circulated back to the patient, taking over the functionality of the heart and/or lungs in critical care patients. The INSPIRA ART100 has a small footprint design, provides up to four hours of uptime in emergency scenarios, and can be used with various types of disposable equipment available on the market.

Inspira™ Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company targeting to better the life support and respiratory treatment arena. The Company is developing a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize and potentially replace the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilator, with patients being awake during treatment. The INSPIRA ART is being designed to include the clip-on HYLA™ blood sensor, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples, aiming to support physicians in making informed decisions.

In May and July 2024, respectively, the Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in CBP procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX™ Oxygen Delivery System, and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans nor approved by any regulatory entity.

For more information, please visit our corporate website at https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the intended function and utility of the new support features, its goal to further develop systems that support medical professionals in their work to treat patients and save lives, and its commitment to being pioneers in the life support sector. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Contact: Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

MRK-ARS-133

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